April 25, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Ms. Jaea F. Hahn

Re:    Guggenheim Strategy Funds Trust (File No. 811-22946) (the “Registrant”)

Dear Ms. Hahn:

On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC”) staff on the registration statement filed on Form N-1A by the Registrant under the Investment Company Act of 1940 on January 28, 2019, relating to the Registrant’s three series: Guggenheim Strategy Fund II; Guggenheim Strategy Fund III; and Guggenheim Variable Insurance Strategy Fund III (each, a “Fund” and, collectively, the “Funds”). The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and James V. Catano of Dechert LLP on March 15, 2019. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Comment Relating to Principal Investment Strategies

1.	Comment: Please confirm supplementally whether the Funds principally invest in debt or equity tranches of CLOs, CBOs and other forms of CDOs.

Response:     We confirm that the Funds, from time to time, principally invest in debt and equity tranches of CLOs, CBOs and other forms of CDOs.

Comments Relating to Descriptions of Principal Risks

2.	Comment: Please consider organizing the risk disclosures based on expected relevance to the principal investment strategies of the Funds rather than alphabetically.

Response:     The Registrant respectfully notes that Item 9(c) of Form N-1A requires the disclosure of “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.” A corresponding item of Form N-1A (Item 4(b)) requires that “[b]ased on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.” Item 4(b) is not applicable to the Registrant pursuant to General Instruction B.2.(b) because the Funds are registered only under the 1940 Act and their shares are issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of the 1933 Act (currently only to other funds in the Guggenheim Family of Funds). Notably, neither item requires that a fund’s risk disclosures be presented in any particular order, simply that the risks deemed to be “principal” be described (or summarized) in response to the relevant item.

In addition, the Registrant believes that the organization of risk disclosures based on expected relevance to the principal investment strategies of the Funds can be subjective and potentially misleading as each Fund’s investments and exposure to risks may be continuously changing in response to market, economic and other conditions independent of the Funds. Thus, it is possible that a principal risk considered to be particularly significant, and ordered accordingly, upon the filing of the registration statement may be less significant over a period of time, which may result in the need to evaluate potential supplement filings on an ongoing basis and, ultimately, meaningful additional costs for Fund shareholders.

Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

3.	Comment: Please consider deleting or otherwise revising defined terms for terms not used again.

Response:     The requested change will be considered in connection with the Registrant’s next annual update.

4.
Comment:    If investing in bank loans is a principal investment strategy of a Fund, please disclose in “Investment in Loans Risk” that (i) bank loans may take longer than seven days to settle and (ii) bank loans may not be considered securities for purposes of the federal securities laws. Additionally, if investing in bank loans is a principal investment strategy of the Funds, disclose how the Funds intend to meet short term liquidity needs.

Response:    The Registrant believes that its current disclosure is responsive to this comment, as reflected in the below excerpts from “Investment in Loans Risk”:

In addition, loans and other similar instruments may not be considered “securities” and, as a result, the Fund may not be entitled to rely on the anti-fraud protections under the federal securities laws and instead may have to resort to state law and direct claims.

Transactions in loans are often subject to long settlement periods (in excess of the standard T+2 days settlement cycle for most securities and often longer than seven days). As a result, sale proceeds potentially will not be available to the Fund to make additional investments or to use proceeds to meet its current redemption obligations. The Fund thus is subject to the risk of selling other investments at disadvantageous times or prices, taking other actions necessary to raise cash to meet its redemption obligations such as borrowing from a bank or holding additional cash, particularly during periods of significant redemption activity, unusual market or economic conditions or financial stress.

Accordingly, the Registrant respectfully declines to implement any changes in response to this comment.

* * *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter.

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee

Vice President and Chief Legal Officer
Guggenheim Strategy Funds Trust